Exhibit 4.3

Description of the Registrant’s Securities Registered
Under Section 12 of the Securities Exchange Act of 1934

The following summary describes the common stock, par value $0.001 per share, of Tiptree Inc., a Maryland corporation (the “Company,” “we,” “us,” or “our”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to our articles of amendment and restatement, which we refer to as our “charter,” and bylaws, copies of which are filed as exhibits to this Annual Report on Form 10-K.

General

Our charter provides that we may issue up to 200,000,000 shares of common stock and 100,000,000 shares of preferred stock, each having a par value of $0.001 per share. Our board of directors, with the approval of a majority of the entire board and without any action on the part of our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue, subject to certain restrictions. Under Maryland law, our stockholders are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter described below. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.

Preferred Stock

Our charter provides that our board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or NASDAQ rules), to designate and issue up to 100,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, voting powers, preferences and rights of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in control of Tiptree or making removal of management more difficult, and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

We will fix the designations, voting powers, preferences and rights of the preferred stock of each series we issue under this prospectus, as well as the qualifications, limitations or restrictions thereof, in the articles supplementary to our charter relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the articles supplementary to our charter that contains the terms of the series of preferred stock we are offering. We will describe in the applicable prospectus supplement the terms of the series of preferred stock being offered, including, to the extent applicable:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if applicable;

•	the provisions for a sinking fund, if applicable;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

•	voting rights of the preferred stock;

•	preemptive rights, if any;

•	restrictions on transfer, sale or other assignment;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of material United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•
any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

Anti-Takeover Effects of Provisions of Maryland Law and Our Charter Documents

Maryland Statutory Requirements for Certain Transactions

The summaries of the following statutes do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable provisions of the Maryland General Corporation Law.

Maryland law provides that “control shares” of a corporation acquired in a “control share acquisition” will have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter under the Maryland Control Share Acquisition Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. “Control shares” means voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Our bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of our shares of stock. Our board of directors has also adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the board of directors. However, our board of directors may amend or eliminate this provision in our bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If our board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Charter Documents

Power to Reclassify Shares of Our Stock — Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on the transfer and ownership of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests. As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, no shares of preferred stock are outstanding.

Power to Issue Additional Shares of Common Stock and Preferred Stock — We believe that the power of our board of directors to amend the charter from time to time without stockholder approval to increase or decrease the total number of authorized shares of our stock or the number of authorized shares of any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Action by Written Consent — Our charter provides that stockholders may take action without a meeting by unanimous written or electronic consent (except that any action, to the extent expressly permitted by the articles supplementary relating to one or more series of preferred stock, by the holders of such series of preferred stock, voting separately as a series, may be taken without a meeting by such class or series, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of such class or series entitled to vote thereon were present and voted).

Classified Board — Our charter provides that our board is classified, with respect to the terms for which directors severally hold office, into three classes. The directors elected at each annual meeting of the Company are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

On December 22, 2014, we elected to be subject to Section 3-804(c) of Title 3, Subtitle 8 (the “Election”) of the Maryland General Corporation Law. As a result of the Election, the board has the exclusive right, by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, to fill vacancies on the board, and any director elected by the board to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is elected and qualifies.

Ownership Restrictions — We are subject to applicable state insurance laws and regulations as a result of our ownership of regulated insurance companies. To satisfy the requirements of applicable state insurance regulators, our charter includes provisions restricting any person that, together with its affiliates, has beneficial ownership of 9.8% or more of our voting securities from voting in excess of 9.8% of our voting securities. Our charter specifically exempts from these restrictions any capital stock beneficially owned by stockholders who acquires beneficial ownership of 9.8% or more of our capital stock that has been approved by the Pennsylvania Insurance Commissioner, the Superintendent of the New York Department of Financial Services and any other applicable state insurance commissioner.

Exclusive Forum Bylaw — The Company’s bylaws contain a forum selection provision for the adjudication of certain disputes. The bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a duty owed by any director or officer or other employee of the Company to the Company or the stockholders of the Company, any action asserting a claim against the Company or any director, officer or employee of the Company arising pursuant to any provision of the Maryland General Corporation Law, the Company’s charter or the Company’s bylaws, or any action asserting a claim against the Company or any director or officer or employee of the Company that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our shares common stock is Broadridge Financial Solutions, Inc.